

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

<u>Via U.S. Mail and Facsimile to 561-314-4667</u>

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

Re: **DNA Brands, Inc.**
Current Report on Form 8-K/A, as amended by
Amendment No. 3
Filed January 11, 2011
File No. 000-53086

Dear Mr. Marks:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert Bartelemes
Larry Spirgel
Assistant Director